UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

(Commission File No. 001-38051)

China Rapid Finance Limited

2nd Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

China Rapid Finance Reports 2019 Semi-Annual Financial Results

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Six Months Ended
	June 30, 2018	June 30, 2019
Revenue:
Transaction and service fees (net of customer acquisition incentive)	39,057	22,236
Other revenue	695	1,400
	39,752	23,636
Net interest income/(expense)	(107)	2,050
(Provision)/Reversal for loan losses	0	(1,483)
Discretionary Payments	(9,052)	(4,881)
Business and related taxes and surcharges	0	(51)
Net revenue	30,593	19,271
Operating expense:
Servicing expenses	(6,049)	(2,974)
Sales and marketing expenses	(20,506)	(11,381)
General and administrative expenses	(36,380)	(21,953)
Product development expenses	(8,427)	(3,401)
Total operating expenses	(71,362)	(39,709)
Other income (expense):
Other income (expense), net	407	(43)
Loss before income tax expense	(40,362)	(20,481)
Income tax expense	(379)	(96)
Net loss	(40,741)	(20,577)
Net loss attributable to ordinary shareholders	(40,741)	(20,577)
Net loss	(40,741)	(20,577)
Foreign currency translation adjustment, net of nil tax	249	(1,203)
Comprehensive loss	(40,492)	(21,780)
Weighted average number of ordinary shares used in computing net loss per share
Basic	65,244,600	66,164,360
Diluted	65,199,459	65,199,459
Loss per share attributable to ordinary shareholders
Basic	(0.62)	(0.31)
Diluted	(0.62)	(0.31)

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except share data and per share data, or otherwise noted)

	June 30, 2018	June 30, 2019
Assets
Cash and cash equivalents	58,809	12,477
Restricted cash	2,708	57,574
Short-term investment
Loans receivable, net of allowance for loan losses US$99 thousand and US$554 thousand as of December 31, 2017 and 2018, respectively	1,917	8,678
Contract assets, net		283
Safeguard Program asset	13,841	0
Receivables, prepayments and other assets	20,978	28,331
Property equipment and software, net	5,551	4,175
Total assets	103,804	111,518
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/ EQUITY
Liabilities:
Safeguard Program payable	14,057	0
Accrued liabilities	54,464	129,327
Income tax payable	1,981	1,832
Deferred revenue	8,220	1,046
Total liabilities	78,722	132,205
Commitments and contingencies (Note 15)
Shareholders’ (deficit)/equity
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 64,702,673 and 65,759,210 shares issued and outstanding as of December 31, 2017 and 2018, respectively	6	6
Additional paid-in capital	282,833	284,064
Accumulated other comprehensive income	(494)	(1,002)
Accumulated deficit	(257,263)	(303,755)
Total shareholders’ (deficit)/equity	25,082	(20,687)
Total liabilities and shareholders’ (deficit)/equity	103,804	111,518

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW DATA

(US$ in thousands, except share data and per share data, or otherwise noted)

June 30, 2019
US$
Net cash used in operating activities	(17,278)
Net cash used in investing activities	19,803
Net cash provided by financing activities	-
Effect of exchange rate changes on cash, cash equivalent and restricted cash	(1,335)
Net increase/(decrease) in cash, cash equivalent and restricted cash	1,190
Cash, cash equivalent and restricted cash at beginning of period	68,861
Cash, cash equivalent and restricted cash at end of period	70,051

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Rapid Finance Limited

By:	/s/ Steven Foo
Steven Foo
Chief Financial Officer

Date: December 31, 2019